SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913101

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 347-2626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as amended to date, (the “Statement”), as follows:

ITEM 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety by inserting the following information:

This statement is being filed by the following persons, (each is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”):

Carlyle Group Management L.L.C.

The Carlyle Group, L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

CAGP, Ltd.

CAGP General Partner, L.P.

Carlyle Asia Growth Partners III, L.P.

CAGP III Co-Investment, L.P.

The address of each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., and Carlyle Holdings II L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505. The principal business address of each of the other Reporting Persons is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C. is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Matthias, Dr. Thomas S. Robertson and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, James H. Hance, Jr., Edward J. Mathias, Michael W. Arpey, Jeffrey W. Ferguson, Adena T. Friedman, David M. Marchick, Michael J. Petrick and Glenn A. Youngkin (collectively, the “Executive Officers”).

The officers of Carlyle Holdings II L.P. are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin (collectively, the “Officers”). The directors of CAGP, Ltd. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Curtis Buser and Jeffrey W. Ferguson (collectively, the “CAGP Directors” and together with the Directors, the Executive Officers and the Officers, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. Each of the Related Persons disclaims beneficial ownership of any shares of the Issuer’s Common Stock.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director and Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; William J. Shaw, Director of Carlyle Group Management L.L.C.; Michael W. Arpey, Managing Director and Head of Fund Investor Relations of The Carlyle Group; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; David M. Marchick, Managing Director and Global Head of External Affairs of The Carlyle Group; Michael J. Petrick, Managing Director and Head of Global Market Strategies of the Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

On August 25, 2013, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P. (together, the “Carlyle Entities”) entered into a share purchase agreement (“SPA”) with Great Essentials, Ltd. (“Great Essentials”), pursuant to which the Carlyle Entities agreed to sell to Great Essentials a total of 12,465,938 shares of common stock of the Issuer (the “Total Shares”) in two tranches, representing the Carlyle Entities’ entire share ownership in the Issuer, at a total purchase price of $21,815,391.50 (the “Purchase Price”). Out of the Total Shares, the first tranche consists of 1,142,857 shares (the “First Closing Shares”) and the second tranche consists of the remaining 11,323,081 shares (the “Second Closing Shares”). Under the terms of the SPA, Great Essentials is required to pay the Purchase Price for the Total Shares in four installments, consisting of (a) on or before August 31, 2013, $1,000,000.00; (b) on or before November 30, 2013, $2,000,000.00; (c) on or before February 28, 2014, $2,000,000.00; and (d) on or before May 31, 2014, $16,815,391.50. In the event Great Essentials fails to make any of these installment payments, it is required to pay interest on any such unpaid amounts until such payment amount is paid in full at the rate of 16% per annum. Subject to the terms of the SPA, the closing of the purchase and sale of the First Closing Shares will take place on the date when the Carlyle Entities have received payment of all the amounts payable by Great Essentials pursuant to (a) to (c) (inclusive) above, along with any interest payable pursuant to the SPA. Subject to the terms of the SPA, the closing of the purchase and sale of the Second Closing Shares will take place on the date when the Carlyle Entities have received payment of all amounts payable by Great Essentials pursuant to (a) to (d) (inclusive) above, along with any interest payable pursuant to the SPA.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented by inserting the following information:

Item 4 above summarizes certain provisions of the SPA and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated September 11, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on September 11, 2012)

5	Share and Purchase Agreement, dated August 25, 2013, by and among the Carlyle Entities and Great Essentials.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CAGP LTD.

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP GENERAL PARTNER, L.P.

by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CARLYLE ASIA GROWTH PARTNERS III, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

CAGP III CO-INVESTMENT, L.P.

by: CAGP General Partner, L.P., its general partner
by: CAGP Ltd., its general partner

By:	/s/ Norma Kuntz, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director